MINE DEVELOPMENT ASSOCIATES

MINE ENGINEERING SERVICES

CONSENT OF EXPERT

Reference is made to (i) the technical report entitled "Updated Technical Report, Sandman Gold Project, Humboldt County, Nevada, USA" dated November 1, 2007 which the undersigned has prepared, together with George Lanier and Jim Ashton, P.Eng., and (ii) the technical report entitled "Updated Technical Report on the Preliminary Economic Assessment of the Long Canyon Project, Elko County, Nevada, USA" dated December 11, 2009 which the undersigned has prepared, together with Moira Smith, P.Geo., Thomas Dyer, P.Eng. and Gary L. Simmons (collectively, the "**Technical Reports**").

The undersigned hereby consents to the reference to the Technical Reports and technical information contained therein (i) in the Annual Report on Form 40-F of Fronteer Development Group Inc. (the "**Corporation**") for the year ended December 31, 2009 and (ii) through incorporation by reference in the Corporation's Registration Statement (No. 333-146291) on Form S-8 filed with the United States Securities and Exchange Commission.

DATED this 29th day of March, 2010.

Per: [signature]
Michael M. Gustin, P.Geo.

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053